

June 14, 2012

Via Email
Mr. C. Taylor Pickett
Chief Executive Officer
Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, MD 21030

>   **Re: Omega Healthcare Investors, Inc.**
>   **Form 10-K**
>   **Filed February 27, 2012**
>   **File No. 001-11316**

Dear Mr. Pickett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended December 31, 2011

General

1.   Please tell us if management considers same store net operating income to be a key performance indicator. We may have further comments.

2.   In future Exchange Act periodic reports, please revise your disclosure relating to your equity shelf program to provide, in the relevant period, the amount of securities sold, the average price per security and/or gross proceeds, net proceeds or expenses and commissions, use of proceeds, and the amount remaining in the program.

Item 2- Properties, page 28

3.   In future Exchange Act periodic reports, please revise your disclosure to provide a schedule of lease expirations for each of the ten years starting with the period in which the report is filed, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases. In the alternative, please advise us why such disclosure is not material.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

4.   We note your disclosure on page 28 that overall occupancy rate of the facilities was 84% at December 31, 2011. In future Exchange Act periodic reports, please revise your disclosure to include historical same store occupancy levels and average market rents trends.

5.   In future Exchange Act periodic reports, please revise your disclosure to describe how you monitor the credit quality of your operators, and identify any material changes in such quality.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief